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File No. 82-34816
October 9, 2007

VIA AIR MAIL

07027421

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Dissolution and Liquidation of Subsidiary (Dated July 25, 2007)
- Notice of Adjustment to the Forecasts of Operating Results of the Company's Subsidiary (Sammy NetWorks Co., Ltd.) (Dated July 25, 2007)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

RECEIVED
2007 OCT 17 P 3:25

File No. 82-34816

July 25, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Dissolution and Liquidation of Subsidiary

Notice is hereby given that TMS Entertainment Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its board of directors held on July 25, 2007, determined to liquidate its consolidated subsidiary, Sem Communications Pte. Ltd.

For further details, please see the disclosure document of TMS Entertainment Ltd.

The said dissolution and liquidation will have no significant impact on the operating results of the Company and hence, no adjustment will be made to the forecasts of the operating results of the Company.

<Attached document: Disclosure document of TMS Entertainment Ltd. "Notice of Dissolution and Liquidation of Subsidiary">

- E N D –

(Translation)

July 25, 2007

Dear Sirs,

Name of Company:	TMS Entertainment Ltd.
Name of Representative:	Masanori Koga President and Representative Director
(Code No. 3585, Nagoya Stock Exchange 2nd Section)	
Further Inquiry:	Katsuhiro Yamada Managing Director and General Manager of Administration Division (TEL: 03-5325-9111)

Notice of Dissolution and Liquidation of Subsidiary

Notice is hereby given that TMS Entertainment Ltd. (the "Company"), at the meeting of its Board of Directors held on July 25, 2007, determined to liquidate its consolidated subsidiary, Sem Communications Pte. Ltd., as described below:

Description

1. Outline of the subsidiary:

(1)	Trade name:	Sem Communications Pte. Ltd.	
(2)	Location of head office:	100 Beach Road, #24-01/02 Shaw Towers, Singapore	
(3)	Directors:	Katsuhiro Yamada and Foo Seck Huat	
(4)	Business:	Investment (currently not in business)	
(5)	Date of incorporation:	February 15, 1996	
(6)	Capital:	S$1,000,000	
(7)	Number of issued shares:	1,000,000 shares	
(8)	Large shareholder and shareholding ratio:	TMS Entertainment Ltd.:	100%
(9)	Settlement of accounts:	December 31 of each year	

2. Reason for the dissolution and liquidation:

Sem Communications Pte. Ltd., incorporated in Singapore, an international financial center, with the aim of making serious inroads into the booming mobile phone business in China in 1996, initially engaged in aggressive investment activities in the Asian market to develop much business covering telecommunications, telephone services and entertainments, among others. Thereafter, however, dramatic changes in the business environment, including the changes in the Chinese government's policy towards foreign telecommunication companies, have caused a vast gap between its initial business plan and the actual state. Consequently, the Company has considered it difficult to have benefits of further continuing such investment activities.

3. Schedule of the liquidation:

Sem Communications Pte. Ltd. will adopt a resolution for its dissolution at its extraordinary general meeting of shareholders to be held at the end of January 2008, and is scheduled to complete the liquidation procedure at the end of April 2008.

4. Future prospect:

The said dissolution and liquidation will have no significant impact on the non-consolidated and consolidated operating results of the Company and hence, no amendment will be made to the forecasts of the operating results of the Company.

-END-

(Translation)

File No. 82-34816
July 25, 2007

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results of the Company's Subsidiary (Sammy NetWorks Co., Ltd.)

Notice is hereby given that Sammy NetWorks Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has made adjustment to the forecasts of operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which were given at the time of publication of its financial statements on April 27, 2007, as described in the attachment hereto.

The adjustment will have no significant impact on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

<<Attached document: Disclosure document of Sammy NetWorks Co., Ltd.
"Notice of Incurrence of Special Loss and Adjustment to the Forecasts of Consolidated and Non-Consolidated Operating Results for the Interim and Whole-Year Periods of the Year Ending March 31, 2008">>

- E N D -

(Translation)

July 25, 2007

Dear Sirs,

Sammy NetWorks Co., Ltd.
1-31, Minami-Aoyama 3-chome, Minato-ku, Tokyo

Masaaki Oono,
President and Representative Director

(Code No. 3745, Mothers, Tokyo Stock Exchange)

Further Inquiry: Hiroshi Ishikura,
Senior Managing Director and General Manager of Administration Division
(TEL: 03-5414-3030)

Notice of Incurrence of Special Loss and Adjustment to the Forecasts of Consolidated and Non-Consolidated Operating Results for the Interim and Whole-Year Periods of the Year Ending March 31, 2008

Notice is hereby given that Sammy NetWorks Co., Ltd. (the "Company") has registered a special loss on investments in its business in China, as summarized below. In addition, the forecasts of its consolidated and non-consolidated operating results for the interim and whole-year periods of the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which were given at the time of publication of its financial statements on April 27, 2007, are adjusted as described below:

1. Incurrence of a special loss and the particulars thereof:

The Company will report a special loss of ¥1,120 million on investments in Sammy NetWorks Asia Pacific Limited, a consolidated subsidiary of the Company, which is a holding company controlling overall business in China, for the first quarter of the current fiscal year (from April 1, 2007 to June 30, 2007).

Since incorporation of Sammy NetWorks Asia Pacific Limited, a holding company controlling overall business in China, the Company has developed mobile content business in China. With the growth of the mobile market, sales had increased. However, as previously reported, the Chinese authorities tightened various regulations with regard to mobile phone content services and as a result, sales decreased by half from the past performance in June 2006. In this situation, the Company contained costs by twice reducing staff at its local subsidiaries in China (from about 200 employees to about 50 employees), reducing advertising costs (by about 80%) and reducing office costs (by about 80%) by downsizing and moving offices, among others, while the Company promoted restructuring of business by entering into alliances

for the distribution of content from Japan throughout China to expand business.

However, during the first quarter of the current fiscal year, additional, stricter regulations were enacted and as a result, the monthly sales in June 2007 again decreased by half from the previous month. In this situation, with regard to the accounting for goodwill, the Company has to record a loss of ¥1,120 million from the impairment of assets for the first quarter of the current fiscal year. In spite of the abovementioned measures, the Company has determined it difficult to improve performance in the immediate future under these circumstances and intends to conduct a review of its business in China, with withdrawal from the business by the sale thereof or otherwise as an option.

Consequently, the Company will not need to amortize ¥330 million of goodwill for the current fiscal year and ¥440 million of goodwill annually for the next fiscal year and thereafter, which is expected to reduce cost substantially.

The amount of such loss from the impairment of assets may change according to the sale of the business in the future. However, the Company takes into account the (prospective) net asset value of Sammy NetWorks Asia Pacific Limited on a conservative basis if the subsidiary were wound up.

As a result of the said special loss, the Company will make adjustment to the forecasts of consolidated and non-consolidated operating results for the interim and whole-year periods of the year ending March 31, 2008 (April 1, 2007 to March 31, 2008), as described below.

Note) For the non-consolidated accounting purpose, the Company will record a valuation loss of subsidiaries' stocks in the amount of ¥1,869 million as a special loss.

2. Adjustment to the forecasts of consolidated and non-consolidated operating results for the interim and whole-year periods of the year ending March 31, 2008 (April 1, 2007 to March 31, 2008):

(1) Forecasts of consolidated operating results

1) Adjustment to the forecast of consolidated operating results for the interim period of the year ending March 31, 2008 (April 1, 2007 to September 30, 2007):

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Net income per share (yen)
Previous forecast (A)	5,670	869	869	267	6,090.88
Adjusted forecast (B)	5,489	705	680	(-) 161	(-) 3,699.62
Amount of increase or decrease (B-A)	(-) 181	(-) 164	(-) 189	(-) 428	(-) 9,790.50
Rate of increase or decrease (%)	(-) 3.2	(-) 18.9	(-) 21.7	-	-

2) Adjustment to the forecast of consolidated operating results for the whole-year period of the year ending March 31, 2008 (April 1, 2007 to March 31, 2008):

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Net income per share (yen)
Previous forecast (A)	12,500	2,000	2,000	712	16,242.36
Adjusted forecast (B)	11,731	2,036	1,975	506	11,638.98
Amount of increase or decrease (B-A)	(-) 769	36	(-) 25	(-) 206	(-) 4,603.38
Rate of increase or decrease (%)	(-) 6.2	1.8	(-) 1.3	(-) 28.9	(-) 28.3

(2) Forecasts of non-consolidated operating results

1) Adjustment to the forecast of non-consolidated operating results for the interim period of the year ending March 31, 2008 (April 1, 2007 to September 30, 2007):

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Net income per share (yen)
Previous forecast (A)	4,312	1,244	1,244	663	15,124.56
Adjusted forecast (B)	4,227	1,116	1,112	(-) 531	(-) 12,201.85
Amount of increase or decrease (B-A)	(-) 85	(-) 128	(-) 132	(-) 1,194	(-) 27,326.40
Rate of increase or decrease (%)	(-) 2.0	(-) 10.3	(-) 10.6	-	-

2) Adjustment to the forecast of non-consolidated operating results for the whole-year period of the year ending March 31, 2008 (April 1, 2007 to March 31, 2008):

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Net income per share (yen)
Previous forecast (A)	9,345	2,634	2,634	1,470	33,534.08
Adjusted forecast (B)	9,217	2,525	2,521	287	6,601.55
Amount of increase or decrease (B-A)	(-) 128	(-) 109	(-) 113	(-) 1,183	(-) 26,932.53
Rate of increase or decrease (%)	(-) 1.4	(-) 4.1	(-) 4.3	(-) 80.5	(-) 80.3

3. Reasons for the adjustment:

<Consolidated>

Principally due to a downturn in the business in China as set forth above, net sales on a consolidated basis for the interim period and the whole-year period are expected to decrease ¥181 million and ¥769 million, respectively, from the previous forecast.

With regard to profits, due to a downturn in the business in China and increased costs, including advertising and promotion costs of the Company to aggressively raise subscribers, ordinary income for the interim period is expected to decrease ¥189 million from the previous forecast. Ordinary income for the whole-year period is expected to decrease ¥25 million due to a decrease in goodwill amortization relating to the said business in China.

The Company has incurred a special loss of ¥1,120 million on the business in China as set forth above. However, taking into account the tax effect thereof, net incomes for the interim period and the whole-year period are expected to decrease ¥428 million and ¥206 million, respectively, from the previous forecast.

<Non-Consolidated>

Net sales on a non-consolidated basis have been on the move almost as projected. However, principally due to increased costs, including advertising and promotion costs, for the first quarter of the current fiscal year, operating income and ordinary income for the interim period are expected to decrease ¥128 million and ¥132 million, respectively, from the previous forecast. Operating income and ordinary income for the whole-year period are expected to decrease ¥109 million and ¥113 million, respectively, from the previous forecast.

The Company has incurred a special loss on the business in China and consequently registered a valuation loss of subsidiaries' stocks in the amount of ¥1,869 million as a special loss on a non-consolidated basis. Thus, net incomes for the interim period and the whole-year period are expected to decrease ¥1,194 million and ¥1,183 million, respectively, from the previous forecast.

(Note) The above forecasts of operating results are made based on the assumptions, prospects and plans for the future available as of the date hereof and involve risks and uncertainties. The actual results may differ from the forecasted figures due to various material factors.

- END -

END